THE SCOTT LAW FIRM, LTD.
                        201 West Lake Street, Suite 243
                               Chicago, IL 60606

                                (312) 957-5553
                             wscott@wscottlaw.com

						November 19, 2010

Ms. Cicely LaMothe				Filed via EDGAR
Branch Chief
US Securities And Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Atlas Futures Fund, Limited Partnership (the "Issuer")
	Form 10-K for the year ended December 31, 2009
	Forms 10-Q for the quarters ended March 31, 2010,
 	  June 30, 2010 and September 30, 2010
	File No. 333-53111

Dear Ms. LaMothe,

	We have reproduced below the comment provided in your letter to the Issuer of November 17, 2010, and have supplied its response immediately following the comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.	It appears that your discussion of the results of operations covers only changes from 2008 to 2009. Please expand your discussion in future filings to cover the changes for the three-year period included in the filing. Also, your discussion for the three-year period included in the filing should cover the factors that contributed to significant changes in individual line items
(e.g., net realized gains/losses from investments and foreign currency transactions). Please refer to Instructions 1 and 4 to paragraph 303(A) of Regulation S-K. Please confirm in writing that you will do so and also explain to us how you intend to comply.

Response:	The Issuer will expand its discussion in future filings to cover the changes for the three year period included in the filing, taking into consideration Instruction 1 to paragraph 303(A). In addition, it will expand the discussion relating to the factors that contributed to significant changes in individual line items, taking into consideration the caveats provided in Instruction 4 to paragraph 303(A).

	We are available to amplify or clarify any response.

						Very truly yours,

						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	Ashley Capital Management, Inc.
	General Partner

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                        ASHLEY CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737
                                (260) 833-1306

 						November 19, 2010

Ms. Cicely LaMothe				Filed via EDGAR
Branch Chief
US Securities And Exchange Commission
Division Of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Atlas Futures Fund, Limited Partnership (the "Issuer")
	Form 10-K for the year ended December 31, 2009
	Forms 10-Q for the quarters ended March 31, 2010,
 	  June 30, 2010 and September 30, 2010
	File No. 333-53111

Dear Ms. LaMothe,

	The undersigned general partner of the Issuer hereby acknowledges that:

*	the Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

	We are available to amplify or clarify our response.

						Very truly yours,

						/s/ Michael Pacult
						Michael Pacult
						President
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